Exhibit 99.1
For Immediate Release
Qiao Xing Mobile and VIA Technologies, Inc. Establish Strategic Cooperation
Beijing, China (August 13, 2008) — Qiao Xing Mobile Communication Co., Ltd. (‘‘Qiao Xing Mobile’’ or ‘‘the Company’’) (NYSE: QXM), one of China’s leading domestic manufacturers of mobile handsets through its subsidiary CEC Telecom Co., Ltd. (‘‘CECT’’), today announced that it has established strategic cooperation with VIA Technologies, Inc. (“VIA”), a company registered on the Taiwan Stock Exchange (TSE 2388) and a supplier of market-leading core logic chipsets and complete platform solutions. Qiao Xing Mobile’s subsidiary CECT signed cooperation agreement with VIA. Based on the agreement, VIA will supply CDMA chipsets to CECT which will be used in at least two CDMA mobile phones that CECT plans to release in 2008. In addition, CECT and VIA will work together towards the bundling of the CDMA mobile phones with China Telecom.
Mr. Wu Zhiyang, chairman of Qiao Xing Mobile, commented, “The reorganization of the telecommunication industry in China brings great opportunities for the development of the CDMA mobile handset market. Bundling with mobile operators will be an important distribution channel in the future and the CDMA mobile phone market is expected to grow significantly due to the participation of China Telecom. CECT will cooperate with VIA to develop differentiated CDMA mobile handsets equipped with unique features and will focus on the bundling with mobile operators in the distribution of the CDMA phones in China. We believe this strategic cooperation and the new market opportunity will help to enhance our growth and competitiveness.”
About Qiao Xing Mobile Communication Co., Ltd.:
Qiao Xing Mobile Communication Co., Ltd. is one of the leading domestic manufacturers of mobile handsets in China in terms of unit sales volume. The Company manufactures and sells mobile handsets based primarily on Global System for Mobile Communications, or GSM, global cellular technologies. It operates its business primarily through CEC Telecom Co., Ltd., or CECT, its 96.6%-owned subsidiary in China. Currently, all of its products are sold under the “CECT” brand name. Through its manufacturing facility in Huizhou, Guangdong Province, China, and two research and development centers in Huizhou and in Beijing, the Company develops, produces and markets a wide range of mobile handsets, with increasing focus on differentiated products that generally generate higher profit margins. For more information, please visit http://www.qxmc.com.
Safe Harbor Statement
This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is /are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Mobile’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward- looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Mobile does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of August 13, 2008, and Qiao Xing Mobile undertakes no duty to update such information, except as required under applicable law.
For more information, please contact:
Ma Tao
Qiao Xing Mobile Communication Co., Ltd.
Tel: +86-10-8219-3706
Email: matao@qxmc.com